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Filer: Yahoo, Inc.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14-12(b) and Rule 14d-2(b) under
Securities Exchange Act of 1934

Subject Company: Hotjobs, Inc.
Commission File No. 000-26891

Date: December 26, 2001

On December 24, 2001, Yahoo! Inc. issued the following press release.

FOR IMMEDIATE RELEASE

Yahoo!'s Offer to Acquire HotJobs Determined

to be Superior to Current TMP Worldwide Proposal

    SUNNYVALE, Calif.—December 24, 2001—Yahoo! Inc. (Nasdaq: YHOO), a leading global Internet communications, commerce and media company, today responded to the determination by HotJobs.com, Ltd.'s (Nasdaq: HOTJ) Board of Directors that Yahoo!'s offer to acquire HotJobs is more favorable to the shareholders of HotJobs, from a financial point of view, than the transactions contemplated by the merger agreement between HotJobs and TMP Worldwide, Inc. (Nasdaq: TMPW).

    "We are pleased with the response from HotJobs' Board of Directors to our offer and that they have determined that Yahoo!'s offer provides superior value for HotJobs' shareholders. We believe that the combination of Yahoo! and HotJobs would create a powerful new force in the recruitment marketplace, and would be the best outcome for HotJobs' consumers, clients and shareholders. We look forward to entering into an agreement with HotJobs and consummating a transaction as quickly as possible."

    It is Yahoo!'s understanding that TMP Worldwide has 72 hours to respond to or match Yahoo!'s offer.

About Yahoo!
    Yahoo! Inc. is a leading global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 218 million individuals each month worldwide. As the first online navigational guide to the Web, www.yahoo.com is the leading guide in terms of traffic, advertising, household and business user reach. Yahoo! is the No. 1 Internet brand globally and reaches the largest audience worldwide. Through the Yahoo! Enterprise Solutions division, the company also provides online business and enterprise services designed to enhance the productivity and Web presence of Yahoo!'s clients. The company's global Web network includes 24 World properties. Headquartered in Sunnyvale, Calif., Yahoo! has offices in Europe, Asia, Latin America, Australia, Canada and the United States.

    This press release contains forward-looking statements that involve risks and uncertainties concerning Yahoo!'s expected financial performance (as described without limitation in quotations from management in this press release), as well as Yahoo!'s strategic and operational plans. Actual results may differ materially from the results predicted and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among others, the slower spending environment for advertising sales; the actual increases in demand by customers for Yahoo!'s premium and corporate services; the ability to successfully change the customer mix among Yahoo!'s advertising customers; general economic conditions (including the effects of the terrorist attacks on the United States on September 11, 2001 and related events); the ability to adjust to changes in personnel, including management changes; and the dependence on third parties for technology, content and distribution. All information set forth in this release is as of December24, 2001, and Yahoo! undertakes no duty to update this information. More information about potential factors that could affect the company's business and financial results is included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, including (without limitation) under the captions, "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and

Results of Operations," which are on file with the Securities and Exchange Commission (the "SEC") and available at the SEC's website at www.sec.gov.

    This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of HotJobs. HotJobs stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer, if any, is commenced, Yahoo! will file exchange offer materials with the U.S. Securities and Exchange Commission and HotJobs will file a solicitation/recommendation statement with respect to the offer. The exchange offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of HotJobs at no expense to them. The exchange offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov.

# # #

    Yahoo! and the Yahoo! logo are registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

Press Contacts:
Adam Miller or Brian Faw, The Abernathy MacGregor Group, (212) 371-5999

* * *

    This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) under the Securities Exchange Act of 1934.

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Yahoo!'s Offer to Acquire HotJobs Determined to be Superior to Current TMP Worldwide Proposal